Sit Investment Associates, Inc.

Sit Minnesota Tax-Free Income Fund

June 30, 2016

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

II. Municipal Bond Investment Strategy/Risk Controls

III. Performance and Portfolio Characteristics

IV. Management Team Biographies

I. Organizational Overview

Overview of Sit Investment Associates, Inc.

Independent and Employee-owned Firm

- Founded by Eugene C. Sit in 1981
- 96% Sit family/employee/directors ownership
- Stable, well-capitalized organization
- No ownership changes - past or future

Experienced and Motivated Team

- 74 total employees
- 35 investment professionals
- Culture is driven by investment results; growth in assets under management is secondary

Very Competitive Investment Performance Record

- Disciplined investment process that adds value
- Commitment to building a superior record through ongoing enhancements to our investment processes and resources

Total Assets Under Management: $13.5 Billion

June 30, 2016



Equity
$3.0 Billion
Fixed Income
$10.5 Billion

Key Personnel – Fixed Income Management

	Years of Investment. Exp.	Years with SIA
Policy and Oversight - *Sit Investment*		
Roger J. Sit – Chairman, CEO, President and Global CIO	26	18
Policy, Oversight and Portfolio Management – *Sit Fixed Income*		
Michael C. Brilley – President, Senior Fixed Income Officer, Senior Portfolio Manager	48	31
Bryce A. Doty, CFA – Senior Vice President, Senior Portfolio Manager	26	20
Paul J. Jungquist, CFA, CPA – Vice President, Senior Portfolio Manager	22	22
Mark H. Book, CFA, CMA – Vice President, Portfolio Manager	30	15
Christopher M. Rasmussen, CFA – Vice President, Portfolio Manager	16	16
Credit Analysis		
Todd S. Emerson, CFA – Vice President, Research Analyst	21	9
Matthew T. Hilliard, CFA – Vice President, Research Analyst	12	8
Jessica A. Ersfeld, CFA – Research Analyst	9	8
Michael J. Reich, CFA – Research Analyst	9	11
Michael C. Hubbard, CFA – Research Analyst	10	4
Andrew J. Tich, CFA – Research Associate	8	9
Jason B. Miller, CFA - Research Associate	9	2
Peter A. Ellingboe - Research Associate	6	2
Charles D. Officer, III, CFA - Research Associate	7	1
Trading and Support		
Kevin P. O'Brien, CFA– Municipal Bond Trader	13	15
Brian R. Gilbert – Computer Decision Support Associate	21	21

II. Municipal Bond Investment Strategy/Risk Controls

Sit Tax-Exempt Bond Investment Strategy

Our investment objective is to grow assets by maximizing after-tax income and placing major emphasis on:

- The income component of total return
- Over-weighting select, high quality/higher yielding sectors of the tax-exempt market
- Minimization of capital gains; low turnover
- Maximizing usage of revenue bonds which carry solid credit ratings but higher yields due to the impact of sinking funds and call provisions
- Heavy use of secondary market for purchases; over 100 broker-dealers
- Callable bonds when expectations are that calls will not be made. These provide an increase in yield to the coupon rate after the call

Sit Tax-Exempt Bond Risk Control

Controlling risk is very important to our fixed income approach. To this end, we:

- Maintain portfolio durations within a specified range of their benchmark
- Minimize credit risk by mainly using investment grade securities. Non-rated tax-exempt bonds are utilized, but only after close internal scrutiny.
- Minimize liquidity risk by utilizing securities that have sound credit quality, generate significant cash flow, have stable prepayment characteristics, and have well-diversified ownership
- Maintain a broad issue and geographic diversification with our Tax-Exempt bond security selections with an average holding of less than one percent of the total portfolio
- Perform regular compliance reviews of the client's portfolio vs. the client's investment guidelines

III. Performance and Portfolio Characteristics

Average Annual Total Returns as of June 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield
Minnesota Tax-Free Income	**7.37**	**5.64**	**5.44**	**4.86**	**5.00**	**2.09**
Barclays 5-Year Muni Bond Index	4.19	3.23	3.04	4.35	4.55	

The Minnesota Tax-Free Income Fund's inception was December 1, 1993

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as the reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance unless otherwise noted. Returns for greater than one year are compounded average annual rates of return.

SIT MN TAX-FREE INCOME FUND 12 MONTH DISTRIBUTION RATE

As of June 30, 2016



12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
3.17
1.17
Sit MN Tax Free Income Fund (12 Month Distribution Rate)
Barclays 5-Yr. Municipal Bond Index (Yield to Worst)

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as the reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance unless otherwise noted. Returns for greater than one year are compounded average annual rates of return.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. **Yield to worst** is the lower of the yield to maturity or the yield to the call date for a bond.

Sit MN Tax - Free Fund Duration vs. Barclays Municipal Durations

As of June 30, 2016



9.0
8.0
7.0
6.0
5.0
4.0
3.0
Duration (Yrs)
5.55
4.94
3.90
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
MN Tax-Free Income Fund Duration
Barclays Muni Index Mod Adj Dur
Barclays 5-Yr. Muni Index Mod Adj Dur

Source: Sit Investment Associates, Inc.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 800-332-5580. Please see additional information on the last page entitled "Disclosure Page".

Sit MN Tax-Free Fund – Bond Price Comparison

As of June 30, 2016



120.0
115.0
110.0
105.0
100.0
95.0
90.0
85.0
80.0
Price ($)
114.75
108.74
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
MN Tax-Free Income Fund Avg Bond Price
Barclays 5-Yr. Muni Bond Index Price

Source: Sit Investment Associates, Inc.

Sit Minnesota Tax-Free Income Fund
As of June 30, 2016



Total Return (%)
19
14
9
4
-1
-6
-11
4.4 4.1
3.7 2.7
4.4 0.9
4.9 3.3
1.0 5.2
-10.7 5.8
22.0 7.4
3.2 3.4
10.6 6.9
7.2 3.0
-3.1 0.8
9.9 3.2
3.5 2.4
4.3 2.3
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2Q16



Annualized Total Return (%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
7.4 4.2
5.6 3.2
5.4 3.0
4.9 4.3
4.8 4.2
5.0 4.6
1 Year
3 Years
5 Years
10 Years
15 Years
Since Inception (12/1/93) Annualized
Sit MN Tax Free Income Fund
Barclays 5-Year Municipal Bond Index

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as the reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance unless otherwise noted. Returns for greater than one year are compounded average annual rates of return.

SIT MINNESOTA TAX-FREE INCOME FUND PORTFOLIO CHARACTERISTICS

QUALITY	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	6/30/16
AAA	17.1%	17.3%	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	5.7%
AA	6.2	12.7	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	25.9
A	16.7	13.2	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	21.4
BBB	14.2	15.4	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	8.6
<BBB	1.7	3.1	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	4.0
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	7.1
PERCENT RATED	**63.6%**	**68.2%**	**62.4%**	**62.4%**	**62.2%**	**65.9%**	**65.2%**	**67.5%**	**66.5%**	**65.3%**	**68.2%**	**70.7%**	**72.7%**
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	4.1	2.2	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	1.1
(A)	6.2	5.4	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.4
(BBB)	18.0	17.0	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	7.1
(BB)	7.1	6.2	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	18.7
PERCENT NON-RATED	**36.4%**	**31.8%**	**37.6%**	**37.6%**	**37.8%**	**34.1%**	**34.8%**	**32.5%**	**33.5%**	**34.7%**	**31.8%**	**29.3%**	**27.3%**
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A3 / A-	A2 / A	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A2/A
PORTFOLIO COMPOSITION													
HOUSING	36.0%	28.9%	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	34.5%
SINGLE FAMILY	*2.9*	*5.4*	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*	*15.8*	*15.3*
MULTI FAMILY	*33.1*	*23.5*	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*	*20.8*	*19.2*
HOSPITAL	18.9	22.3	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	15.4
OTHER REVENUE	8.6	7.9	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	9.9
EDUCATION	4.7	4.2	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	12.6
UTILITIES	0.4	1.9	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.2
INSURED	7.8	6.7	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	1.4
LEASES	2.3	3.7	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	5.7
IDR/PCR	6.8	7.5	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2
ESC. TO MAT/PRE REF	4.1	4.9	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	3.2
MUTUAL FUNDS	0.0	0.0	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3
GENERAL OBLIGATION	1.9	4.5	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.3
INSURED - G.O.	0.0	0.9	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1
PUBLIC FACILITIES	0.8	0.1	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.2
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	7.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	13.1	12.8	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	15.4
WEIGHTED AVG CPN	5.5	5.4	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.4
WEIGHTED AVG PRICE	102.0	102.1	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	106.8
DURATION TO AVERAGE LIFE (Yrs)	4.2	3.8	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	4.9
BARCLAYS 5-YR YIELD TO WORST (%)	2.9	3.5	3.6	3.4	3.0	2.2	2.3	1.7	1.2	1.7	1.5	1.5	1.2

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 800-332-5580. Please see additional information on the last page entitled "Disclosure Page".

Sit Minnesota Tax-Free Historical Annualized Performance By Sector (gross of fees) As of 3/31/16

	6/16	1 Year			3 Years			5 Years			7 Years			10 Years		
	% of Port	Total	Income	Prin	Total	Income	Prin	Total	Income	Prin	Total	Income	Prin	Total	Income	Prin
Tax-Exempt Bonds																
General Obligation	4.3	10.5	0.0	0.0	3.8	0.0	0.0	3.9	0.0	0.0	5.6	0.0	0.0	4.7	0.0	0.0
Barclays GO		*7.2*	*4.2*	*3.0*	*5.1*	*4.3*	*0.8*	*4.8*	*4.3*	*0.5*	*5.2*	*4.4*	*0.8*	*5.1*	*4.5*	*0.6*
Single Family Mtge Rev	16.0	8.9	3.9	4.8	6.2	4.2	1.9	5.7	4.4	1.3	6.0	4.6	1.4	5.3	4.8	0.5
Multi Family Mtge Rev	19.2	7.8	4.9	2.8	7.2	5.1	2.0	7.3	5.2	2.0	8.2	5.4	2.6	6.5	5.6	0.8
Barclays Housing		*7.4*	*4.0*	*3.5*	*5.8*	*4.3*	*1.6*	*5.7*	*4.5*	*1.4*	*6.2*	*4.7*	*1.6*	*5.2*	*4.8*	*0.4*
Ind Rev/Pollution Ctrl	0.2	-1.1	5.1	-6.0	16.6	8.2	9.6	12.7	7.2	6.3	10.4	6.9	4.0	8.7	6.6	2.5
Barclays IDR/PCR		*8.7*	*4.5*	*4.0*	*7.0*	*4.7*	*2.2*	*6.9*	*4.8*	*2.1*	*8.3*	*5.0*	*3.1*	*4.8*	*5.2*	*-0.4*
Educ/Student Loan Rev	12.6	9.2	4.6	4.4	8.5	4.9	3.4	7.4	5.1	2.3	7.6	5.2	2.4	6.2	5.2	0.9
Barclays Education		*8.4*	*4.3*	*4.0*	*6.1*	*4.4*	*1.6*	*5.8*	*4.5*	*1.3*	*5.9*	*4.5*	*1.4*	*5.4*	*4.7*	*0.8*
Hospital/Health Care Rev	15.5	9.5	4.7	4.6	7.9	5.0	2.8	7.6	5.1	2.4	8.4	5.2	3.1	6.4	5.2	1.2
Barclays Hospital		*8.7*	*4.6*	*4.0*	*7.2*	*4.7*	*2.4*	*7.3*	*4.8*	*2.4*	*7.7*	*5.0*	*2.6*	*5.8*	*5.1*	*0.7*
Transportation Revenue	1.3	12.4	4.3	7.8	5.9	4.4	1.4	7.0	4.5	2.3	8.0	4.6	3.3	n/a	n/a	n/a
Barclays Transportation		*8.8*	*4.4*	*4.3*	*6.6*	*4.4*	*2.1*	*6.2*	*4.4*	*1.7*	*6.5*	*4.5*	*1.9*	*n/a*	*n/a*	*n/a*
Utility Revenue	4.3	10.5	4.3	6.0	5.5	4.6	0.9	5.3	4.5	0.8	6.2	4.4	1.7	5.0	4.6	0.3
Lease Rental/Muni Lease	5.7	9.7	4.2	5.3	6.3	4.1	2.1	4.9	4.2	0.7	5.4	4.3	1.1	3.4	4.1	-0.7
Public Facilities Revenue	0.2	4.9	4.9	n/a	4.4	4.9	n/a	5.5	4.9	n/a	5.7	4.9	n/a	5.1	4.8	n/a
Escrow to Mat/Prerefund	3.2	1.7	5.5	-3.6	1.1	6.0	-4.6	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Sales Tax Revenue	2.6	8.7	4.7	3.9	1.9	4.5	-2.5	3.6	3.8	-0.2	8.0	n/a	5.0	n/a	n/a	n/a
Other Revenue Bonds	6.0	7.6	4.9	2.6	7.3	5.1	2.1	7.6	5.3	2.2	9.5	5.5	3.8	6.5	5.8	0.7
Insured Bonds	1.5	2.8	5.0	-2.1	2.5	5.0	-2.4	3.9	5.0	-1.0	4.8	5.0	-0.2	3.3	5.1	-1.7
Barclays Insured		*5.4*	*4.6*	*0.6*	*5.8*	*4.6*	*1.1*	*5.6*	*4.6*	*1.0*	*5.7*	*4.6*	*1.1*	*5.2*	*4.7*	*0.5*
Mutual Funds	1.3	23.2	4.9	17.5	9.4	5.4	3.8	9.6	5.3	4.1	10.0	5.5	4.2	n/a	n/a	n/a
Total Tax-Exempt Bonds	**93.9**	**8.7**	**4.5**	**4.0**	**6.8**	**4.8**	**1.9**	**6.6**	**4.8**	**1.6**	**7.4**	**5.0**	**2.3**	**5.8**	**5.2**	**0.6**
Cash	6.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1	0.7	0.6	0.1
TOTAL	**100.0**	**8.2**	**4.3**	**3.8**	**6.5**	**4.6**	**1.8**	**6.3**	**4.6**	**1.6**	**7.2**	**4.8**	**2.3**	**5.7**	**5.0**	**0.6**
Barclays 5 yr. Muni		*4.2*	*4.2*	*0.0*	*3.2*	*4.3*	*-1.0*	*3.0*	*4.3*	*-1.1*	*3.8*	*4.3*	*-0.5*	*4.3*	*4.5*	*-0.1*
Barclays Muni Index		*7.7*	*4.3*	*3.2*	*5.6*	*4.4*	*1.1*	*5.3*	*4.4*	*0.9*	*5.7*	*4.5*	*1.1*	*5.1*	*4.6*	*0.5*
RATED		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
NON-RATED		n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as the reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance unless otherwise noted. Returns for greater than one year are compounded average annual rates of return.

IV. Management Team Biographies

Biographies



Roger J. Sit
CEO and Global Chief Investment Officer
25 years investment experience

1998 - Present	Sit Investment Associates, Inc.
1991 - 1998	Goldman Sachs & Co., Vice President
1984 - 1990	Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Michael C. Brilley
President, Sit Fixed Income, Senior Fixed Income Officer
47 years investment experience

1984 - Present	Sit Investment Associates, Inc.
1974 - 1984	First Bank, N.A., Vice President
1970 - 1974	Merchant National Bank of Indianapolis, Investment Officer
1968 - 1970	Continental Illinois National Bank of Chicago, Investment Advisor

Milliken University, BS (1967)

mcb@sitinvest.com



Paul J. Jungquist, CFA, CPA
Vice President, Senior Portfolio Manager
21 years investment experience

1994 - Present	Sit Investment Associates, Inc.
1990 - 1994	Twin Cities Testing, Assistant Controller
1984 - 1990	Grant Thornton, Auditor

University of Minnesota, MBA (1993)
University of Notre Dame, BBA (1984)

pjj@sitinvest.com



Todd S. Emerson, CFA
Vice President
20 years investment experience

2006 - Present	Sit Investment Associates, Inc.
2002 - 2006	Thomson West, Finance Manager
1998 - 2001	U.S. Bank, Senior Financial Analyst
1994 - 1998	RBC Dain Rauscher, Public Finance Associate
1991 - 1993	Avco Financial Services, Assistant Manager

University of Minnesota, MBA (1994)
University of Wisconsin - Eau Claire, BBA (1991)

tse@sitinvest.com



Matthew T. Hilliard, CFA
Vice President
11 years investment experience

2007 - Present	Sit Investment Associates, Inc.
2005 - 2007	Stonehill Group, Valuation Analyst
2004 - 2005	U.S. Bank, Corporate, Trust Analyst

University of Minnesota, MBA (2008)
University of Wisconsin - La Crosse, BA (2002)

mth@sitinvest.com



Michael C. Hubbard, CFA
Research Analyst
9 years investment experience

2011 - Present	Sit Investment Associates, Inc.
2008 - 2011	State Street Investment Analytics, Consultant
2005 - 2008	Adviser Investments, Analyst

Boston College, BS (2001)

mch@sitinvest.com

Biographies



Jason B. Miller, CFA

Research Associate
8 years investment experience

2013 - Present	Sit Investment Associates, Inc.
2011 - 2013	Alerus Financial, Investment Research Analyst
2007 - 2011	Edward Jones, Investment Advisor

Minnesota State University, BS (2007)

jbm@sitinvest.com



Charles D. Officer, CFA

Research Associate
6 years investment experience

2014 - Present	Sit Investment Associates, Inc.
2012 - 2014	Hartford Investment Management, Research Associate
2009 - 2012	The Hartford, Marketing Analyst

Concordia College, BA (2009)

cdo@sitinvest.com

Disclosure Page

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The Barclay's Capital 5-Year Municipal Bond Index is an unmanaged of long-term, fixed-rate, investment-grade tax-exempt bonds representative of the municipal bond market. The Barclays Municipal Bond Index is an unmanaged, broad-based benchmark that measures the investment grade U.S. dollar –denominated, fixed tax-exempt bond market. It includes state and local general obligation, revenue, insured, and pre-refunded bonds. It is not possible to invest directly in an index.

The **30-Day SEC Yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **Distribution Rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. **Yield to worst** is the lower of the yield to maturity or the yield to the call date for a bond.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. For example, if interest rates rise 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations.

Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities.

Income from tax-exempt funds may be subject to state and local taxes. Capital gains, if any, will be subject to tax.